SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON RELATED PARTY TRANSACTIONS

Parties

Braskem S.A. (“Braskem” or “Issuer” or “Buyer”) and Usina Conquista do Pontal S.A. (UCP), Agro Energia Santa Luzia S.A. (USL), as Sellers; and ATVOS Agroindustrial Participações S.A (ATVOS Agro Par) and BRENCO – Companhia Brasileira de Energia Renovável (Brenco), as guarantors.

Relationship with the Issuer	UCP, USL and ATVOS Agro Par are indirect subsidiaries of Odebrecht S.A., which is the indirect parent company of the Issuer.
Subject	First Amendment to the Hydrous Ethanol Supply Agreement executed in December 21, 2017.
Main terms and conditions

Consists of an amendment for the forward purchase of feedstock (Hydrous Ethanol) at the volumes scheduled for delivery in January, February and March 2019.

The amendment establishes that the price of said volumes is the lesser of the ceiling established in the amendment and the reference price in the original agreement at time of delivery.

Date of signing of agreement	01/18/2019
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

UCP, USL and ATVOS Agro Par and/or their representatives and/or managers did not participate in the negotiations or in the decision-making process regarding the signing of the amendment as representatives of the Issuer.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

In the Company’s opinion, by incorporating a price ceiling, the purchases for future delivery establishes adequate compensation, given the expectation of price increases during the intercrop period, which is when the product will be effectively delivered.

With regard to price making and/or taking with third parties, in order to assess the attractiveness of the offer made by ATVOS, the Company sought comparative proposals from other suppliers, with ATVOS’ proposal proving the most advantageous for Braskem from the financial and operational standpoints.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.